April 24, 2023

Via EDGAR

Alex King and Erin Purnell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: BranchOut Food Inc.

Draft Registration Statement on Form S-1

Submitted January 23, 2023

CIK No. 0001962481

Ladies and Gentlemen:

This correspondence responds to the letter, dated February 17, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Draft Registration Statement on Form S-1 submitted on January 23, 2023 by BranchOut Food Inc. (the “Company”, “we”, “us” or “our”). We have addressed each of the comments raised by you and your team below and in the Registration Statement on Form S-1 filed on April 24, 2023 (the “Registration Statement”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in the Registration Statement.

Outlined below are our responses to each of your comments:

Draft Registration Statement on Form S-1 submitted January 23, 2023

Risk Factors

Our Articles of Incorporation provide that the Nevada Eighth Judicial District Court of Clark County, Nevada shall be the exclusive forum, page 34.

1.	We note your disclosure in the paragraph heading that the Nevada Eighth Judicial District Court of Clark County shall be the exclusive forum for certain litigation, including claims under the Securities Act. Please revise this title to reconcile with your disclosure that “the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act.”

BranchOut Response:

We have revised the risk factor title on page 34 of the Registration Statement to reconcile with the disclosure that the exclusive forum provision does not apply to suits brough to enforce liability or duties created by the Securities Act, the Exchange Act, the rules and regulations thereunder, or any other claim for which the federal courts have exclusive or concurrent jurisdiction.

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After this offering, our principal stockholder will continue to have substantial control over us, page 34.

2.	Please tell us whether you will be deemed to be a “controlled company” under the Nasdaq listing rules. If so, please additionally disclose on the prospectus cover and in the summary (i) the percent voting power that the controlling stockholder will hold after completion of the offering and (ii) whether you intend to take advantage of the controlled company exemptions under the Nasdaq rules.

BranchOut Response:

We respectfully advise the Staff that Mr. Healy currently owns approximately 68% of the outstanding shares of common stock of the Company. Given the planned offering size, Mr. Healy’s ownership is expected to be below 30% of the outstanding shares of common stock of the Company immediately after completion of the offering and conversion of the outstanding convertible notes. Accordingly, the Company will not be a “controlled company” under the applicable Nasdaq listing rules and does not intend to take advantage of the controlled company exemptions under the Nasdaq rules. Given Mr. Healy’s expected limited control after completion of the offering, we have removed this risk factor from the Registration Statement.

Capitalization, page 37

3.	We note that your Capitalization table on page 37 includes long-term debt of only $34,500. Please revise to also include any amounts of long-term debt recorded in current liabilities. Also, please revise to include any debt issued subsequent to September 30, 2022 in the “As Adjusted” column and include appropriate footnote disclosure of the nature and terms of this debt. Additionally, we note from your disclosure on page 35 that you intend to use the proceeds from this offering in part for the repayment of debt. Please ensure that this repayment of debt is considered in the “As Adjusted” column of the Capitalization table with appropriate footnote disclosure.

BranchOut Response:

We have revised the Capitalization table in accordance with your comments. Please see the updated disclosure on page 36 of the Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 40

4.	We note from your disclosure on page 65 of the Business Section that in connection with the EnWave License, you are obligated to purchase additional equipment and pay EnWave certain annual and earned royalties based on revenue from avocado products sold as well as sales of drying or processing products. You also disclose the annual royalty required to be paid in the next few years and thereafter. Please revise your discussion in MD&A to discuss the nature of this licensing agreement and related commitments. The notes to the financial statements should be similarly revised and should include your accounting policies related to the licensing agreements and royalty commitments. See guidance in ASC 440-10.

BranchOut Response:

We have revised the MD&A as requested. Please see the updated disclosure on page 48. We have also updated the notes to the financial statements, please see the updated disclosure in Note 17 on page F-24.

5.	It appears that you have two contract manufacturers. Please file any written agreements with your manufacturers in Chile and Peru as exhibits to the registration statement, or please explain why you do not believe you are required to do so.

BranchOut Response:

We have filed the agreements with our contract manufacturers in Chile and Peru as Exhibits 10.9 and 10.10 to the Registration Statement.

General and Administrative Expense, page 45

6.	Please update your disclosure to identify actions planned or taken, if any, to mitigate the inflationary pressures you disclose as affecting your travel costs and wages.

BranchOut Response:

We have updated the disclosure to make clear that the primary drivers of increased travel costs and wages were due to increased travel in connection with establishing our new contract manufacturer and the expansion of our operations and due to increased headcount, respectively, and not due to inflationary pressures. Please see the updated disclosure on page 44 of the Registration Statement.

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Our Management, page 66

7.	Please update the biographies of your management to comply with the standards outlined by Item 401(e)(1), specifically with regards to Mr. Durst.

BranchOut Response:

We have updated the biographies of management and the independent director nominees as requested, specifically with regards to Mr. Durst. Please see the updated disclosures on page 62 of the Registration Statement.

Resale Prospectus, page II-1

8.	Please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on Nasdaq, after which the securities can be offered and sold at prevailing market prices or at negotiated prices.

BranchOut Response:

We respectfully advise the Staff that given that selling stockholders’ securities constitute “restricted securities” under Rule 144, we expect that the selling stockholders will delay resales of their securities until the registration statement has been declared effective by the SEC and the shares in this offering are listed on Nasdaq. However, the selling stockholders are not subject to a separate contractual lock-up or restrictions on the price at which they may resell their securities and therefore we respectfully advise the Staff that no fixed price range (or a range) at which the selling stockholders will sell their shares until the securities are quoted on Nasdaq can be provided. The selling stockholders would be free to resell their shares upon exercise of the warrants, subject to an available exemption from registration under the Securities Act, at the price of their choosing. Accordingly, we respectfully advise the Staff that it is impossible for us to define a range within which they may sell shares until the securities are quoted on Nasdaq.

The disclosure on the Alternate Pages for the Resale Prospectus in the Registration Statement specifies that we expect that any sales by the selling stockholders of our common stock may be sold at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Dane Johansen, Esq. at (801) 532-7840 or djohansen@parrbrown.com.

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Very truly yours,

/s/ Eric Healy

Eric Healy
Chief Executive Officer
BranchOut Food Inc.

cc:	Mindy Hooker and Claire Erlanger, Securities and Exchange Commission
Dane Johansen, Esq.

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